UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Commission File Number: 1-1927

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)

200 Innovation Way
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the “Plan”) as of December 31, 2025 and 2024 and for the fiscal year ended December 31, 2025, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1.	Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Plan Administrator of COOPER TIRE & RUBBER
COMPANY PRE-TAX SAVINGS PLAN (TEXARKANA)

June 4, 2026
	By:	/s/ Margaret V. Snyder
Margaret V. Snyder, Vice President and Controller

ANNEX A TO
FORM 11-K
COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

December 31, 2025 and 2024

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Akron, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2024.

/s/ Bober, Markey, Fedorovich & Company
Akron, Ohio

June 4, 2026

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2025 and 2024

(Dollars in Thousands)
	2025	2024
Plan's Interest in Commingled Trust:
Measured at Fair Value	$96,972	$84,728
Measured at Contract Value	11,203	14,403
Total	108,175	99,131
Pooled Separate Account at Fair Value	—	690
Notes Receivable from Participants	5,074	4,851
Net Assets Available for Benefits	$113,249	$104,672

The accompanying notes are an integral part of these financial statements.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2025

(Dollars in Thousands)
Contributions:
Employee	$5,544
Employer	2,301
Total Contributions	7,845
Deductions:
Benefits Paid to Participants or Their Beneficiaries	14,874
Total Deductions	14,874
Interest from Notes Receivable from Participants	347
Net Investment Gain from Plan’s Interest in Commingled Trust	15,725
Net Investment Gain from Pooled Separate Account	3
Net Transfers to Other Plans	(469)
Net Increase in Net Assets Available for Benefits During the Year	8,577
Net Assets Available for Benefits at Beginning of Year	104,672
Net Assets Available for Benefits at End of Year	$113,249

The accompanying notes are an integral part of these financial statements.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accounts of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the "Plan") are maintained on the accrual basis of accounting.

Plan Year
The Plan Year is a calendar year.

Trust Assets
All qualified savings plans sponsored by The Goodyear Tire & Rubber Company (the "Company" or “Goodyear”) in the United States maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the "Commingled Trust") administered by The Northern Trust Company (the “Trustee”). During 2025, Goodyear sponsored five savings plans that participated in the Commingled Trust, including the Plan. The Company is the Plan Sponsor of the Plan. The Plan's divided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper
Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Investment Valuation and Income Recognition
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts (See Note 8). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they initiate permitted transactions under the terms of the plan.

The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). The value of the Plan’s interest in the Commingled Trust is based on the beginning of the period value in the Commingled Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss) and investment expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought, sold, and held during the year.

Notes Receivable from Participants
The Plan document allows notes from participants.  These notes are reported at the unpaid principal balance plus accrued interest. Notes are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk
The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain stability and liquidity (See Note 8).

The Goodyear Stock Fund invests in the common stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties
The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events
The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 2 – GENERAL DESCRIPTION AND OPERATION OF THE PLAN

Inception
The plan is a defined contribution plan, which became effective March 17, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility
The Plan covers all hourly employees covered by the collective bargaining agreements between the United Steelworks of America (“USW”) Local #752 (Texarkana, Arkansas) and #556 (Clarksdale, Mississippi) and Goodyear. Newly eligible participants are automatically enrolled with 3% elective deferrals unless the participant elects otherwise.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants hired prior to July 1, 2024 are immediately vested in employer contributions. Participants hired on and after July 1, 2024 vest in employer contributions after completion of two years of continuous credited service.

Contributions
Each year, participants who have completed 30 days of continuous credited service may contribute up to 75% of their pretax compensation into the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to any of the Plan’s investment fund options.

Goodyear makes retirement contributions for employees hired on and after February 1, 2012 in an amount equal to 3% of compensation for the payroll period for each person who is an eligible employee on the last day of that period. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Effective January 1, 2025, employees of USW Local #752 who are hired on and after February 1, 2012 will be eligible for matching contributions that commence at 25% of the first 1% of eligible compensation that the employee contributes to the Plan, gradually increasing in annual increments to 50% of the first 2% of eligible compensation, effective January 1, 2028.

Effective January 1, 2025, employees of USW Local #752 who are hired on and after January 1, 2025 shall become eligible to receive retirement and matching contributions after completion of 90 days of continuous credited service.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Plan. Participants may not hold more than 10% of the portion of their account balance attributable to employer contributions, immediately after a transfer of funds, in the Goodyear Stock Fund.

Participant Accounts
A variety of funds have been established for investment by participants of their accounts under the Plan. All fund accounts are valued by the Trustee at the close of business following each business day.

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant's respective accounts and reflected in the unit value of the fund which affects the value of the participants' accounts.

Participants may elect to receive cash dividends on the Goodyear stock held in their account. Such election results in a distribution to the participant. For the year ended December 31, 2025, total dividends paid on the Goodyear stock held were $0.

Plan Withdrawals and Distributions
Participants may take in-service distributions of vested amounts from their accounts if they:

•Attain the age of 59½, or
•Qualify for a financial hardship.

The Internal Revenue Service (“IRS”) issued regulations governing financial hardship. Under the IRS regulations, withdrawals are permitted for severe financial hardship.

Participant vested amounts are eligible to be paid upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future Company contributions and Plan expenses. As of December 31, 2025 and 2024, the Plan had forfeiture credits of $2 and $0, respectively.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Notes Receivable from Participants
Eligible employees may borrow money from their participant accounts. The minimum amount that can be borrowed is $500. The maximum amount that can be borrowed is $50,000 reduced by any outstanding loan balance, if any, during the one-year period ending on the day before the new loan is made or 50% of the participant's vested account balance. Participants may have up to one note outstanding at any time. The interest rate charged is a fixed rate established at the time of the application based on prime rate (6.75% at December 31, 2025 and 7.5% at December 31, 2024).

Repayments, with interest, are made through payroll deductions. If a note is not repaid when due, the outstanding balance is treated as a taxable distribution from the Plan.

Rollovers
Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the IRC into the Plan by a direct transfer from such other plan.

Expenses
Expenses of administering the Plan are paid partly by Goodyear and partly by the Commingled Trust. Trustee fees and brokerage commissions associated with the Goodyear Stock Fund are paid by Goodyear. Expenses related to the asset management of the investment funds and the independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests.

The professional management program offered by Advised Assets Group, LLC., an affiliate of Great-West Financial, is available to all participants. This program provides personalized portfolio management for participants who elect to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by enrolled participants. The expenses reduce the investment return reported and credited to enrolled participant accounts.

Termination Provisions
The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event of termination, the obligation of Goodyear to make further contributions ceases. All participants' accounts would then be fully vested with respect to employer contributions.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 3 - RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index and Russell 1000 Growth Index Funds which are offered as investment funds available to participants under the Plan.

The Goodyear Stock Fund is designed for investment in common stock of Goodyear, except for short-term investments needed for Plan operations. During 2025, the price per share of Goodyear common stock on The Nasdaq Stock Market ranged from $6.71 to $11.94. The closing price per share of Goodyear common stock on The Nasdaq Stock Market was $8.76 at December 31, 2025 ($9.00 at December 31, 2024). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund.

NOTE 4 - TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated March 31, 2017 that the Plan is qualified, and the trust established for the Plan is exempt from Federal income tax under the appropriate Sections of the IRC. The Company and Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to the Form 5500:

(Dollars in Thousands)	2025	2024
Net Assets Available for Benefits per the Financial Statements	$113,249	$104,672
Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(293)	(747)
Amounts Allocated to Withdrawing Participants	(13)	—
Net Assets Available for Benefits per the Form 5500	$112,943	$103,925

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2025 to the Form 5500:

(Dollars in Thousands)
Benefits Paid to Participants per the Financial Statements	$14,874
Amounts Allocated to Withdrawing Participants at December 31, 2025	13
Benefits Paid to Participants per the Form 5500	$14,887

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year end, but not yet paid as of that date.

The following is a reconciliation of net investment gain from the Plan’s interest in the Commingled Trust per the financial statements for the year ended December 31, 2025 to the Form 5500:

(Dollars in Thousands)
Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$15,725
Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	454
Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$16,179

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

NOTE 6 - FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of plan assets, except for the investment in the Principal U.S. Property Pooled Separate Account, which was liquidated during 2025, with the proceeds transferred to the Commingled Trust. Each participating plan has a divided interest in the Commingled Trust. At December 31, 2025 and 2024, the Plan’s interest in the net assets of the Commingled Trust was approximately 2.9% and 2.8%, respectively.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

	December 31, 2025		December 31, 2024
(Dollars in Thousands)	Commingled Trust	Plan's Interest in Commingled Trust	Commingled Trust	Plan's Interest in Commingled Trust
Investments:
Investments at Fair Value:
Common Collective Trusts
NT Collective S&P 500 Index Fund	$724,829	$5,087	$709,312	$2,544
JP Morgan ACWI Ex US Fund	194,637	1,284	176,480	564
NT Collective Russell 1000 Growth Index Fund	286,910	5,577	270,329	3,156
Vanguard Fiduciary Trust Target Retirement Income Fund	55,187	641	53,960	1,307
Vanguard Fiduciary Trust Target Retirement 2025 Fund	288,590	8,143	300,910	12,064
Vanguard Fiduciary Trust Target Retirement 2035 Fund	563,427	32,431	521,599	31,453
Vanguard Fiduciary Trust Target Retirement 2045 Fund	464,686	19,355	399,470	15,979
Vanguard Fiduciary Trust Target Retirement 2055 Fund	208,728	13,318	172,351	10,309
Vanguard Fiduciary Trust Target Retirement 2065 Fund	68,107	5,160	47,348	3,781
Capital Group Employee Benefit Investment Trust	203,084	2,486	192,297	578
Short-Term Investments	7,528	207	14,124	432
Mutual Funds
JP Morgan Large Cap Value Fund	101,730	873	84,035	438
Blackrock Funds Advantage Small Cap Core Fund	93,550	243	94,802	138
Charles Schwab Self Directed Account - Mutual Funds	66,324	592	62,548	547
Common Stock of The Goodyear Tire & Rubber Company	31,339	1,585	35,250	1,450
Total Investments at Fair Value	3,358,656	96,982	3,134,815	84,740
Investments at Contract Value:
Investment Contracts (See Note 8)	411,008	11,203	475,251	14,402
Total Investments	3,769,664	108,185	3,610,066	99,142
Receivables:
Accrued Interest and Dividends	37	1	52	2
Total Receivables	37	1	52	2
Total Assets	3,769,701	108,186	3,610,118	99,144
Liabilities:
Pending Trades	—	—	(12)	—
Administrative Expenses Payable	(743)	(11)	(969)	(13)
Total Liabilities	(743)	(11)	(981)	(13)
Net Assets Available for Benefits	$3,768,958	$108,175	$3,609,137	$99,131

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Net investment gain for the Commingled Trust is as follows:

(Dollars in Thousands)	Year Ended December 31, 2025
Net Appreciation in Fair Value of Investments	$522,658
Interest and Dividends	20,438
Investment Gain	543,096
Administrative Expenses	(1,984)
Net Investment Gain	$541,112

NOTE 7 - FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2 - Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

The Commingled Trust’s assets and pooled separate account measured at fair value on a recurring basis are as follows:

	December 31, 2025
(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$261,604	$—	$—	$261,604
Common Stock	31,339	—	—	31,339
Total Assets in the Fair Value Hierarchy	$292,943	$—	$—	292,943
Investments Measured at Net Asset Value:
Common Collective Trusts				3,065,713
Total Investments at Fair Value				$3,358,656

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Funds	$241,385	$—	$—	$241,385
Common Stock	35,250	—	—	35,250
Total Assets in the Fair Value Hierarchy	$276,635	$—	$—	276,635
Investments Measured at Net Asset Value:
Common Collective Trusts				2,858,180
Total Investments at Fair Value				$3,134,815

The Plan directly held $690,574 in a pooled separate account at December 31, 2024, which was valued using net asset value.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Investments that were measured at net asset value (“NAV”) per share are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to total investments at fair value of the Commingled Trust. Valuation methodologies used for assets measured at fair value are as follows:

Mutual Funds: Valued at the NAV of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Common Stock: Valued at the year-end closing price reported on the active market on which the individual securities are traded.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Common Collective Trusts: Valued at the NAV of units held by the Commingled Trust at year end. The NAV, as provided by the trustee of each common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the plan were to initiate a full redemption of any common collective trust, each investment advisor reserves the right to temporarily delay withdrawal to ensure that securities liquidation will be carried out in an orderly business manner. The common collective trust funds had a fair value of approximately $3,065,713,000 and $2,858,180,000 as of December 31, 2025 and 2024, respectively, with no unfunded commitments, daily pricing frequency, and full redemption notice periods that extend no greater than 30 days.

Pooled Separate Accounts: The fair value of the investment in this category has been estimated using the net asset value (NAV) per unit provided by the administrator of the fund as a practical expedient. The NAV is not a publicly quoted price in an active market. The Principal U.S. Property Pooled Separate Account had a value of $690,574 at December 31, 2024.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 - INVESTMENT CONTRACTS

One investment fund available under the Commingled Trust is the Stable Value Fund, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The value of the Commingled Trust’s investment in the Stable Value Fund was approximately $411,008,000 and $475,251,000 as of December 31, 2025 and 2024, respectively.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon individually with the issuers.

The Stable Value Fund has purchased wrapper contracts from the financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025
Employer Identification Number: 34-0253240, Plan Number: 020

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value

*	Notes Receivable from Participants	3.25% - 9.5%	$—	$5,073,935

Note: This schedule excludes the Plan's interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

* Represents a party-in-interest to the Plan, as defined by ERISA.